Date	21st May 2002

"For the information of the local market, please find following notification of major interests in shares filed by BHP Billiton Plc with the London Stock Exchange"

  Mary Taylor - Deputy Secretary

  Tel: +44 20 7747 3854

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.
1.	Name of company BHP BILLITON PLC			2.	Name of shareholder having a major interest LEGAL & GENERAL INVESTMENT MANAGEMENT LIMITED
3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 NOTIFICATION REFERS TO SHAREHOLDER NAMED IN PT. 2 ABOVE			4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them PLEASE SEE ANNEXED LIST
5.	Number of shares/amount of stock acquired N/A	6.	Percentage of issued class N/A	7.	Number of shares/amount of stock disposed 845,508	8.	Percentage of issued class 0.04%

9.	Class of security ORDINARY US$0.50		10.		Date of transaction A NUMBER OF TRANSACTIONS CUMULATING on 17 MAY 2002	11.	Date company informed 20 MAY 2002
12.	Total holding following this notification 69,046,847			13.	Total percentage holding of issued class following this notification 2.97%

14.	Any additional information LEGAL & GENERAL INVESTMENT MANAGEMENT LIMITED NO LONGER HAS A NOTIFIABLE INTEREST IN BHP BILLITON PLC			15.	Name of contact and telephone number for queries INES WATSON +44 (0)20 7747 3976
16.	Name and signature of authorised company official responsible for making this notification INES WATSON
Date of notification __20 May 2002___________________

Company Announcements Office, Old Broad Street, London EC2N 1HP

Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)

Enquiries: Company Monitoring and Enquiries; UK Listing Authority

Annexe

NAME OF THE REGISTERED HOLDER(S)

HSBC Global Custody Nominee (UK) Ltd A/c 775229

HSBC Global Custody Nominee (UK) Ltd A/c 886603

HSBC Global Custody Nominee (UK) Ltd A/c 775245

HSBC Global Custody Nominee (UK) Ltd A/c 361602

HSBC Global Custody Nominee (UK) Ltd A/c 754612

HSBC Global Custody Nominee (UK) Ltd A/c 766793

HSBC Global Custody Nominee (UK) Ltd A/c 252605

HSBC Global Custody Nominee (UK) Ltd A/c 360509

HSBC Global Custody Nominee (UK) Ltd A/c 770286

HSBC Global Custody Nominee (UK) Ltd A/c 357206

HSBC Global Custody Nominee (UK) Ltd A/c 866197

HSBC Global Custody Nominee (UK) Ltd A/c 130007

HSBC Global Custody Nominee (UK) Ltd A/c 904332

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: 1-3 Strand London WC2N 5HA United Kingdom Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

The BHP Billiton Group is headquartered in Australia